

Mail Stop 3233

April 28, 2016

Via E-mail
David Lichtenstein
Chief Executive Officer
The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, NJ 08701

Re: **Lightstone Real Estate Income Trust Inc.**
Post-Effective Amendment to Form S-11
Filed April 20, 2016
File No. 333-200464

Dear Mr. Lichtenstein:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Estimation of NAV and Sponsor Subordinated Loan Agreement, page 64

1. Please address the following as it relates to your calculation of net asset value:
   - As your calculation of net asset value is not inclusive of all assets and liabilities of the company, explain to us how you determined your characterization of the measure as "net asset value" would not be confusing to investors.
   - Explain to us how you determined it would be appropriate to base your calculation of net asset value on a hypothetical liquidation value.
   - Tell us the probability of a liquidity event occurring in the near term, and explain to us how that probability analysis factored into your calculation of net asset value.
   - Clarify whether the estimate included in the NAV Report prepared by M&S is consistent with the tabular disclosure of your estimated net asset value on page 66.

- We note you have opted to implement the appraised value method. Please confirm for us that should you determine the liability to your sponsor should be included in your determination of net asset value, you will not revert to the net investment methodology.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Accounting Branch Chief at (202) 551-3438, Sara von Althann, Staff Attorney, at (202) 551-3207, or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Peter M. Fass, Esq.
Proskauer